STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

	2015
Commissions and other revenues	$ 1,763,943
Management fee and administrative expense	106,620
Net income	$ 1,657,323

The accompanying notes are an integral part of the financial statements.